UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 3, 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F    X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes          No     X

   On December 3, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated December 3, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

December 3, 2004 (Date)	/s/ Jim Fredholm Jim Fredholm Chief Financial Officer

/s/ Hans R. Brütsch Hans R. Brütsch Corporate Secretary

Back to Contents

EXHIBIT 99.1

Media Release

Adecco Appoints New
Chief Marketing and Communications Officer

Chéserex, Switzerland, 3 December 2004. Adecco, the world’s largest human resources solutions provider, today announced the appointment of the Group’s new Chief Marketing and Communications Officer, Susanne Mueller-Zantop (48). She brings more than 20 years experience in consumer and corporate marketing and communications at an international level, including senior positions at IBM and Gartner Group. Susanne Mueller-Zantop joins Adecco from Siemens Mobile, where she most recently was Vice President and Head of Investor and Analyst Relations, Strategic Marketing.

In her new role, Mueller-Zantop will focus on positioning Adecco as the leading global HR solutions provider. Her responsibilities will incorporate branding, sponsorship, internal and external PR, events and business intelligence for the Adecco Group.

Mueller-Zantop holds an MBA from the University of St.Gallen, Switzerland and studied linguistics and economics at the University of Regensburg, Germany. She enjoys raising her teenage son and is a passionate rock-climber and skier.

-ENDS-

NOTES TO EDITORS

A portrait of Susanne Mueller-Zantop can be downloaded from the press office / photo library at www.adecco.com

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 29,000 employees and 6,000 offices in 71 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group

1

Back to Contents

delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy busineses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT: ADE).

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the assertion and resolution of US unemployment tax assessments; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company's stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company's shareholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

Further information can be found at the Investor Relations page at www.adecco.com

FOR FURTHER INFORMATION PLEASE CONTACT

Adecco Media Center
Vanessa Oakes
Media Relations Director
Tel: +41 1 878 88 32 / +41 1 878 8888
E-mail: vanessa.oakes@adecco.com

2